UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(L) OR 13(E)(L)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

COGENT, INC.

(Name of Subject Company (Issuer))

3M COMPANY

VENTURA ACQUISITION CORPORATION

(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

19239Y 10 8

(CUSIP Number of Class of Securities)

Gregg M. Larson

Deputy General Counsel and Secretary

3M Company

3M Center

St. Paul, Minnesota 55133

(651) 733-2204

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Christopher E. Austin

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 950,582,062.50	$67,776.50

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-1l(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 90,531,625 shares of common stock, $0.001 par value per share, of Cogent, Inc. (the “Shares”), the estimated maximum number of Common Shares that may be acquired in this tender offer (representing as of August 27, 2010 (i) 88,389,700 Common Shares issued and outstanding, (ii) 1,144,226 Common Shares issuable upon the exercise of outstanding options and (iii) 997,699 Common Shares issuable upon the exercise of outstanding restricted stock units), multiplied by (b) the offer price of $10.50 per Common Share.

**

The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by 0.00007130.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $67,776.50	Filing Party: 3M Company, Ventura Acquisition Corporation
Form or Registration No.: Schedule TO	Date Filed: September 10, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No. 19239Y 10 8		13D

1	Names of Reporting Persons 3M COMPANY

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐ N/A

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 63,125,708

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 63,125,708

11	Aggregate Amount Beneficially Owned by Each Reporting Person 63,125,708

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 71.3%*

14	Type of Reporting Person CO

* The calculation is based on 88,536,001 shares of Issuer Common Stock outstanding as of October 8, 2010, which figure is based on information provided by the Issuer.

CUSIP No. 19239Y 10 8		13D

1	Names of Reporting Persons VENTURA ACQUISITION CORPORATION

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐ N/A

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 63,125,708

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 63,125,708

11	Aggregate Amount Beneficially Owned by Each Reporting Person 63,125,708

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 71.3%*

14	Type of Reporting Person CO

* The calculation is based on 88,536,001 shares of Issuer Common Stock outstanding as of October 8, 2010, which figure is based on information provided by the Issuer.

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) originally filed on September 10, 2010, as amended and supplemented prior to the date hereof, by Ventura Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of 3M Company, a Delaware corporation (“3M”), to purchase all outstanding shares of common stock, par value $0.001 (the “Shares”), of Cogent, Inc., a Delaware corporation (“Cogent”), at a price of $10.50 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 10, 2010 (the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Notice of Guaranteed Delivery, which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(B) and (a)(1)(C), respectively, which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

All capitalized terms used in this Amendment No. 6 without definition have the meanings ascribed to them in the Schedule TO.

The information in the Offer to Purchase and related Letter of Transmittal is incorporated into this Amendment No. 6 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

Item 5.

The Offer to Purchase is hereby amended and supplemented by adding the following text thereto:

Pursuant to the Merger Agreement, 3M was entitled, upon payment for Shares tendered pursuant to the Offer, to designate a number of directors of Cogent, rounded up to the next whole number, that is equal to the product of the total number of directors on the Cogent board and the percentage that the number of common shares owned by Purchaser or any other subsidiary of 3M bears to the total number of common shares outstanding.  Accordingly, on October 21, 2010, 3M’s designees, Michael P. Delkoski, Carol. A. Peterson, Rudy Pitera, Maureen C. Faricy and Kimberly Torseth, were appointed to the Cogent board.

Items 1-11.

The Offer to Purchase is hereby amended and supplemented by adding the following text thereto:

The subsequent offering period under the Offer was scheduled to expire at 12:00 midnight, New York City time, on Friday, October 22, 2010.  The Depositary for the Offer has advised 3M and Purchaser that, as of such time, an aggregate of approximately 16.7 million Shares were validly tendered in the subsequent offering period and Purchaser has accepted for payment all validly tendered shares.  Purchaser now owns approximately 63.1 million Shares, representing approximately 70.1% of the outstanding Shares (calculated on a fully diluted basis).

On October 25, 2010, 3M and Purchaser extended the subsequent offering period for all remaining untendered Shares.  The extended subsequent offering period will expire at 5:00 p.m., New York City time, on Tuesday, October 26, 2010, unless further extended.  Any such extension will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period was scheduled to expire.

The same $10.50 per Share price, net to the seller in cash, without interest thereon and less any required withholding taxes, offered in the initial offering period of the Offer will be paid during the extended subsequent offering period.  Purchaser will immediately accept for payment all Shares validly tendered during this extended subsequent offering period, and payment will be made promptly after acceptance in accordance with the terms of the Offer.  Procedures for tendering Shares during the extended subsequent offering period are the same as during the initial offering period with two exceptions: (1) Shares cannot be delivered by the guaranteed delivery procedure, and (2) pursuant to Rule 14d-7(a)(2) promulgated under the Securities Exchange Act of 1934, as amended, Shares tendered during the subsequent offering period may not be withdrawn.

If, following expiration of the subsequent offering period, Purchaser owns more than approximately 66.5 million Shares, Purchaser plans to exercise the Top-Up Option, in accordance with the Merger Agreement.  The exercise of the Top-Up Option will allow Purchaser to purchase directly from Cogent a number of additional Shares that will be sufficient to give Purchaser ownership of one Share more than 90% of the outstanding Shares.  Exercise of the Top-Up Option thus permits a short-form merger of Purchaser with Cogent under Delaware law without the need for a meeting of the Cogent stockholders.  Purchaser will pay $10.50 per Share for the Shares purchased under the Top-Up Option by delivering a full recourse promissory note as contemplated by the Merger Agreement.

If, following expiration of the subsequent offering period, Purchaser owns less than 66.5 million Shares, all remaining publicly held Shares will be acquired in a subsequent second-step merger of the Purchaser and Cogent.  The second-step merger will be completed following approval and adoption of the Merger Agreement at a meeting of Cogent shareholders to be held as soon as practicable.  As a result of the purchase of Shares in the Offer, Purchaser has sufficient voting power to approve and adopt the Merger Agreement at such meeting without the vote of any other holder of Shares.

In either case, upon completion of such merger each outstanding Share that was not acquired by Purchaser in the Offer (other than Shares that are issued and outstanding immediately prior to the Effective Time and held by a Cogent stockholder who is entitled to demand and properly demands and perfects appraisal rights under the DGCL) will be converted into the right to receive $10.50 per Share, net to the seller in cash without interest thereon and subject to reduction for any federal back-up withholding or other taxes and Cogent will become a wholly-owned subsidiary of 3M.

The full text of the press release issued by 3M with regard to the extension of the subsequent offering period is filed as Exhibit (a)(5)(J) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(a)(5)(J)	Press Release issued by 3M Company on October 25, 2010

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: October 25, 2010

3M COMPANY

By:	/s/ Gregg M. Larson
	Name:	Gregg M. Larson
	Title:	Deputy General Counsel and Secretary

VENTURA ACQUISITION CORPORATION

By:	/s/ Michael P. Delkoski
	Name:	Michael P. Delkoski
	Title:	President and Director

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated September 10, 2010 *†

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) *†

(a)(1)(C)	Form of Notice of Guaranteed Delivery *†

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *†

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *†

(a)(5)(A)	Press Release issued by 3M Company on August 30, 2010 (1)

(a)(5)(B)	3M Company Presentation to Cogent, Inc. Employees, dated August 30, 2010 (2)

(a)(5)(C)	3M Company Presentation to Cogent, Inc. Employees, dated August 30, 2010 (3)

(a)(5)(D)	3M Company Presentation for Morgan Stanley Global Industrials Conference, dated August 31, 2010 (4)

(a)(5)(E)	3M Company Presentation Transcript for Morgan Stanley Global Industrials Conference, dated August 31, 2010 (5)

(a)(5)(F)	Form of summary advertisement, published September 10, 2010 in The Wall Street Journal *†

(a)(5)(G)	Form of Press Release issued by 3M Company on September 10, 2010 †

(a)(5)(H)	Opinion of the Court of Chancery of the State of Delaware issued on October 5, 2010 †

(a)(5)(I)	Form of Press Release issued by 3M Company on October 8, 2010 †

(a)(5)(J)	Form of Press Release issued by 3M Company on October 25, 2010

(b)	Not applicable

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of August 29, 2010, by and among Ventura Acquisition Corporation, 3M Company and Cogent, Inc. (6)

(d)(2)	Tender and Voting Agreement, dated as of August 29, 2010, by and among Ventura Acquisition Corporation, 3M Company and certain stockholders of Cogent, Inc. (7)

(d)(3)	Confidentiality Agreement, dated as of July 31, 2008, by and between 3M Company and Cogent, Inc., as amended as of May 31, 2010 †

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Included in mailing to stockholders
†	Previously filed

(1)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by 3M Company on August 30, 2010
(2)	Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by 3M Company on August 30, 2010
(3)	Incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by 3M Company on August 30, 2010
(4)	Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by 3M Company on August 31, 2010
(5)	Incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by 3M Company on August 31, 2010
(6)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Cogent, Inc. on August 31, 2010
(7)	Incorporated by reference to Exhibit 10.1 to the Form 8-K/A filed by Cogent, Inc. on September 3, 2010